Exhibit 99.1

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710
News Release
No. 12-225
May 23, 2012

New Waterberg Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:MKT) (“Platinum Group” or the “Company”) announces that its Waterberg platinum, palladium and gold discovery has been expanded further along strike and up dip. The newly discovered multiple layers of higher grade mineralization have now been intersected at depths as shallow as 122 to 140 meters from surface. The latest results, including 34 additional layer intercepts (detailed below), extend the known strike length a further 500 metres to the northeast. The layers have now been identified for 1.7 kilometers of strike length and 1.4 kilometers down dip and remain open for expansion. These latest results combined with earlier assays confirm the characteristics of the mineralization and the shallow dip of the layers to the west.

Significant intercepts in this release include holes WB012D0, WB013D0 and WB016D0 which highlight high grade-thickness as well as the shallowest and the most northern intercepts to date on the T2 Zone.

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t,3E	Pt g/t	Pd g/t	Au g/t
WB012D0	322.00	329.00	T2	7.00	6.32	1.59	3.57	1.15
WB013D0	144.00	147.50	T2	3.50	4.82	1.58	2.35	0.90
WB016D0	328.75	331.50	T2	2.75	3.06	1.00	1.34	0.72

The F mineralized layer is also returning significant values in grade thickness including the following intercept.

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t,3E	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB013D0	663.00	679.00	F	16.00	6.41	2.07	4.04	0.30	-	-

The F mineralized layer is located near the bottom of the Bushveld Complex and has metal ratios similar to the Platreef to the south.

All of the mineralized layers, including the F layer are open up and down dip and along strike for expansion. True widths are estimated to be approximately 90% of the drilled intercept lengths. Additional assays are expected shortly and step out drilling is ongoing.

PLATINUM GROUP METALS LTD.	…2

The project is 49.9% owned by Platinum Group Metals. Japanese state exploration company JOGMEC is a 37% joint venture partner and the balance is held by a South African empowerment company.

These results confirm the extraordinary results at Waterberg previously announced by the Company from November 2011 to early May 2012. The grade-thickness composition of the metals contained in the T and F zones, if confirmed as resources, are highly competitive when compared to conventional South African Platinum mines, where two layers of 1.0 to 1.5 meters of thickness are mined at grades of 2.5 to 6.0 grams per tonne of combined platinum, palladium, rhodium and gold.

Drilling is continuing with 8 rigs on a 250 meter by 250 meter grid with some larger scale step outs also in progress up to 1.0 km further along strike.

Detailed Drill Results

Summary of Results for all Boreholes Reported to Date

Zone	Average Thickness	Average Grade	Number of Intercepts
	meters	3Eg/t
T0	2.13	1.69	16
T1	3.40	2.68	15
T2	3.91	4.26	19
T3	2.15	2.68	18
F	16.29	3.08	7

PLATINUM GROUP METALS LTD.	…3

New drilling intercepts for the mineralized zones as detailed in this news release only:

(Copper, Nickel values not noted are pending)

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	576	578	T0	2.00	1.22	0.51	0.57	0.14	0.04	0.05
WB005AD3	576	579	T0	3.00	1.62	0.45	1.00	0.17	-	-
WB009D2	295	297	T0	2.00	1.55	0.55	0.94	0.07	-	-
WB009D3	295	296	T0	1.00	0.46	0.18	0.25	0.03	-	-
WB010D0	198	199	T0	1.00	2.00	0.65	1.02	0.33	0.09	0.08
WB012D0	184	186	T0	2.00	2.29	0.52	1.49	0.29	0.05	0.03
WB013D0	122	123	T0	1.00	0.90	0.35	0.54	0.01	-	-
WB016D0	315	316	T0	1.00	1.42	0.76	0.62	0.04	-	-

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	593	594	T1	1.00	0.17	0.07	0.09	0.01	0.01	0.03
WB005AD3	592.95	593.75	T1	0.80	0.18	0.10	0.07	0.02	-	-
WB009D2	307	309	T1	2.00	5.06	1.79	2.46	0.81	-	-
WB009D3	306	313	T1	7.00	2.23	0.77	1.15	0.31	-	-
WB010D0	202	203	T1	1.00	1.72	0.54	0.84	0.34	0.06	0.06
WB012D0	228.00	231.25	T1	3.25	2.00	0.71	0.96	0.34	0.30	0.10
WB013D0	134	138	T1	4.00	1.13	0.35	0.49	0.29	-	-
WB016D0	320	322	T1	2.00	3.25	0.94	2.12	0.19	-	-

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	604.50	608.25	T2	3.75	4.88	1.32	2.10	1.45	0.39	0.13
WB005AD3	603.50	609.25	T2	5.75	3.26	0.87	1.10	1.29	-	-
WB009D2	355.25	358.50	T2	3.25	2.89	1.13	0.73	1.04	-	-
WB009D3	355.5	358.25	T2	2.75	6.33	2.90	1.87	1.55	-	-
WB012D0	322	329	T2	7.00	6.32	1.59	3.57	1.15	-	-
WB013D0	144	147.5	T2	3.50	4.82	1.58	2.35	0.90	-	-
WB016D0	328.75	331.5	T2	2.75	3.06	1.00	1.34	0.72	-	-

PLATINUM GROUP METALS LTD.	…4

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	620.75	624.25	T3	3.50	0.79	0.27	0.31	0.22	0.10	0.04
WB005AD3	624.50	627.75	T3	3.25	3.65	1.05	1.27	1.33	-	-
WB009D2	361	362	T3	1.00	0.78	0.28	0.16	0.34	-	-
WB012D0	348.50	353.00	T3	4.50	4.73	0.75	2.15	1.83	-	-
WB013D0	185	187	T3	2.00	2.51	0.67	0.47	1.37	-	-
WB016D0	350	351	T3	1.00	3.22	0.73	2.46	0.03	-	-

Hole Number	From m	TO m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD1	970	997	F	27.00	2.91	1.00	1.81	0.09	0.02	0.13
WB010D0	604	612	F	8.00	1.83	0.60	1.19	0.05	0.01	0.07
WB010D1	605	616	F	11.00	2.62	0.82	1.71	0.09	-	-
WB012D0	716	734	F	18.00	3.89	1.29	2.43	0.17	-	-
WB013D0	663	679	F	16.00	6.41	2.07	4.04	0.30	-	-

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones, P.Eng. He is non-independent, is the Company CEO and is a significant shareholder. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa. QAQC procedures include blanks, standards and chain of custody processes and previously reported.

Set Point Laboratories is used for the analysing of the drill core samples. Set Point Laboratories is a division of the Setpoint Group and is an ISO 17025 accredited laboratory as well as SANAS accredited testing Laboratory. Set Point uses fire assay and ICP technique and is accredited to analysis between 0.01 to 55ppm for gold, platinum and palladium.

The QAQC samples were alternated after every fifth field sample. The standards were within two standard deviations of the certified mean value for Pt and Pd.

PLATINUM GROUP METALS LTD.	…5

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd is building the 7 million ounce resource, WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
       R. Michael Jones, President
       or Kris Begic, Vice President Corporate Development
       Platinum Group Metals Ltd., Vancouver
       Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring and off-take negotiations in Q2 of calendar 2012, the amount of increase in the peak funding estimate for Project 1, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com , respectively.